EXHIBIT 99.2

Ruanyun Edai Technology Inc. Announces Closing of Initial Public Offering

Nanchang, China, April 9, 2025— Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company”), a leading AI-powered education technology company in China, today announced the successful closing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $15,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on April 8, 2025 under the ticker symbol “RYET”.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 562,500 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Company intends to use the net proceeds from the Offering for (i) research and development of new products and services; (ii) marketing and customer services; (iii) new content creation; (iv) cash reserves; and (v) working capital and general corporate purposes, including, without limitation, costs to set up two additional regional offices.

The Offering was conducted on a firm commitment basis. AC Sunshine Securities LLC (“AC Sunshine”) acted as the sole book-running manager for the Offering. K&L Gates LLP acted as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to AC Sunshine in connection with the Offering.

A registration statement on Form F-1 (File No. 333-281857) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 31, 2025. The Offering was made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from AC Sunshine Securities LLC by standard mail at 200 E. Robinson Street, Suite 295, Orlando, FL 32801, via email at prospectus@acsunshine.com, or by telephone at +1 (689) 689-9686. Additionally, a copy of the final prospectus may also be obtained from the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to transforming the K-12 education landscape in China. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model.

For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Managing Partner

Email: jwang@wealthfsllc.com

Tel: +1 628 283 9214 I +86-1381-176-8559